January 31, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                 Era Anagnosti, Legal Branch Chief
David Lin

Re:                                                     Caterpillar Financial Services Corporation
Registration Statement on Form S-4
Filed December 21, 2016
File No. 333-215232

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Caterpillar Financial Services Corporation, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 (File No. 333-215232) (the “Registration Statement”) be declared effective at 9:00 a.m., Washington, D.C. time, on February 2, 2017, or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that:

•                  should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CATERPILLAR FINANCIAL SERVICES CORPORATION

By:	/s/ Leslie S. Zmugg
Leslie S. Zmugg
Secretary